06019420

SurfControl®

December 13, 2006

SUPPL

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcement and Forms 88(2) (Revised 2005) Return of Allotment of Shares:

- REG-SurfControl PLC Holding(s) in Company, dated December 1, 2006
- REG-SurfControl PLC Statement re Possible Offer, dated December 7, 2006
- REG-SurfControl PLC Holding(s) in Company, dated December 7, 2006
- REG-SurfControl PLC Holding(s) in Company, dated December 7, 2006
- REG-SurfControl PLC Rule 2.10 Announcement, dated December 8, 2006
- REG-SurfControl PLC Rule 2.10 Announcement, dated December 8, 2006
- REG-New Star Asset Management Ltd: Rule 8.3 – SURFCONTROL PLC, dated December 8, 2006
- REG-UBS AG (EPT) EPT Disclosure, dated December 8, 2006
- REG-RAB Capital plc Rule 8.3 – (SurfControl plc), dated December 8, 2006
- REG-Porter Orlin LLC Rule 8.3 – SurfControl plc, dated December 8, 2006
- Form 88(2) (Revised 2005) Return of Allotment of Shares, dated December 8, 2006

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

PROCESSED
DEC 2 2 2006
THOMSON
FINANCIAL

Sincerely,

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

Enterprise Threat Protection

SurfControl, Inc.,
1900 West Park Drive, Suite 180, Westborough, Massachusetts 01581, USA
Telephone: (831)-440-2500 Fax: (831)-440-4878
www.surfcontrol.com

U.S. Headquarters - SurfControl, Inc.,
5550 Scotts Valley Drive, Scotts Valley, California 95066, USA
Telephone: (831)-440-2500 Fax: (831)-440-2740
www.surfcontrol.com

Offices in Australia • Austria • China • France • Germany • Israel • Netherlands • Singapore • United Kingdom • United States

Registered in England No: 1566321

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0657N
Surfcontrol PLC
01 December 2006

Letter to Surfcontrol Plc
Letter dated 30 November 2006

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 28-November-06 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 6.33 %.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are below.

The issued capital of 31,419,000 is the latest figure available to us.

Letter from Geoff Smith
Barclays Plc

LEGAL ENTITY REPORT

SURFCONTROL SEDOL: 0290179

As at 28 November 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 1,989,293 ORD GBP0.10 representing 6.33% of the issued share capital of 31,419,000 units.

Legal Entity	Holding	Percentage Held
Barclays Global Investors Ltd	1,061,753	3.3793
Barclays Life Assurance Co Ltd	118,040	.3757
Gerrard Ltd	11,130	.0354
Barclays Capital Securities Ltd	798,370	2.5410
Group Holding	1,989,293	6.3314

REGISTERED HOLDERS REPORT

SURFCONTROL SEDOL: 0290179

As at 28 November 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 1,989,293 ORD GBP0.10 representing 6.33% of the issued share capital of 31,419,000 units.

Registered Holder	Account Designation	Holding
Barclays Capital Nominees Ltd		798,370
CHASE NOMINEES LTD	16376	15,542
CHASE NOMINEES LTD	20947	675,944
CHASE NOMINEES LTD	21359	25,567
CHASE NOMINEES LTD	28270	19,074
JP MORGAN (BGI CUSTODY)	16331	21,883
JP MORGAN (BGI CUSTODY)	16341	48,140
JP MORGAN (BGI CUSTODY)	16344	8,718
JP MORGAN (BGI CUSTODY)	16345	20,225
JP MORGAN (BGI CUSTODY)	16400	192,374
JP MORGAN (BGI CUSTODY)	16482	129,138
JP MORGAN (BGI CUSTODY)	18409	23,188
R C Greig Nominees Limited		10,905
R C Greig Nominees Limited GP1		125
R C Greig Nominees Limited SA1		100
Total		1,989,293

END

HOLBGBDDRSGGGLB

Financial Announcements

REG-Surfcontrol PLC Statement re Possible Offer

RNS Number:4280N
Surfcontrol PLC
07 December 2006

SurfControl plc
("SurfControl" or the "Company")

Announcement regarding approach to the Company

The Board of SurfControl has received a preliminary approach which may or may not result in an offer for the Company. The approach is subject to a number of pre-conditions. This announcement is not being made with the agreement of the potential offeror and there can be no certainty that an offer for the Company will be forthcoming, nor as to the terms on which any offer might be made. The Board of the Company is currently also considering other strategic options.

The Board is considering its response to this approach and will provide an update to shareholders as appropriate in due course.

Contacts:

SurfControl plc

Patricia Sueltz, Chief Executive Officer
Simon Wilson, Chief Financial Officer
Tel: +44 1260 296257

ICIS

Tom Moriarty / Caroline Evans-Jones
Tel: +44 20 7651 8688

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers ("the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Surfcontrol, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. The requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Surfcontrol, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Surfcontrol by any offeror or Surfcontrol, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions.

END
OFDAKOKDKBDDPBK

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:4527N
Surfcontrol PLC
07 December 2006

Letter to SurfControl Plc
Dated December 6, 2006

We hereby notify you in fulfilment of the obligation of disclosure imposed by the provisions of Sections 198 et seq., Part IV of the Companies Act (1985) (the "Act"), that:

(a) As of December 4, 2006, Artisan Partners Limited Partnership, was interested in aggregate, for the purposes of the Act,in 3,253,931 ordinary shares ("APLP Shares") comprised in the relevant share capital, as defined in section 198(2) of the Act, of SurfControl Plc (the "Company"). Of the APLP Shares, Artisan International Value Fund was interested in 1,820,700 ordinary shares ("Fund Shares").

(b) We believe that the APLP Shares represented approximately 10.36% of the total issued share capital of the Company as of December 4, 2006.

(c) So far as we are aware at the date of this notice, the registered holders of the APLP Shares are as follows:

Nominee	Shares
State Street Nominees Limited	2,161,708
The Bank of New York Nominees Limited	787,020
Mellon Trust	186,537
Brown Brothers Harriman	102,552
Chase Nominees Limited	16,114

Of the 2,161,708 shares held by State Street Nominees Limited, 1,820,700 are the Fund Shares.

(d) In addition, Artisan Investment Corporation, Andrew A. Ziegler, and Carlene M. Ziegler, have a notifiable interest in the APLP Shares by virtue of Section 203(3) of the Act;

(e) So far as we are aware as at the date of this notice, none of the APLP Shares comprise an interest falling within Section 208(5) of the Act.

(f) This notification is given in fulfilment of the obligations of each of Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A. Ziegler, Carlene M. Ziegler, and Artisan International Value Fund under the requirements of the Act. This notice constitutes separate notifications that have been combined solely for the purposes of clarity and efficiency; it is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

ARTISAN INVESTMENT CORPORATION
for itself and as general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

ANDREW A ZIEGLER

Andrew A. Ziegler*

CARLENE MURPHY ZIEGLER

Carlene Murphy Ziegler*

ARTISAN FUNDS, INC.
on behalf of its series ARTISAN INTERNATIONAL VALUE FUND

* Janet D. Olsen
Vice President of Artisan Investment Corporation
Attorney-in-Fact for Andrew A. Ziegler
Attorney-in-Fact for Carlene Murphy Ziegler
General Counsel and Secretary of Artisan Funds, Inc.

END

HOLBDBDDGXGGGLR

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:4984N
Surfcontrol PLC
07 December 2006

Letter to Simon Wilson
CFO & Company Secretary
SurfControl, Plc

Letter dated December 7, 2006

This letter is to inform you that investment funds managed by Porter, Orlin, LLC. currently hold 4,116,861 shares of SurfControl, Plc. It is our understanding that this shareholding, on a base of 31,086,737 shares outstanding, equals 13.2% of the company's shares.

This serves to fulfill our responsibility to inform you that funds managed by us have increased their shareholding by 1% since our last notification on June 29, 2006.

Letter from Geoffrey Hulme
Porter, Orlin LLC

END

HOLBIBDDLGGGGLR

Financial Announcements

REG-Surfcontrol PLC Rule 2.10 Announcement

RNS Number:5083N
Surfcontrol PLC
08 December 2006

SURFCONTROL PLC ("SurfControl")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, SurfControl announces that, as at the close of business on 7 December 2006, it had the following securities in issue:

- 27,220,635 ordinary shares of 10 pence each (excluding ordinary 10p shares held by Company's general employee benefit trust "SurfControl EBT"); and

- 1,505,512 ordinary shares of 10 pence each held within SurfControl EBT.

The ISIN reference number for these securities is GB0002901790.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers ("the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of SurfControl, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. The requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of SurfControl, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of SurfControl by any offeror or SurfControl, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such secuities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions.

Name of contact and telephone number for queries:

Simon Wilson Chief Financial Officer, and Company Secretary +1(831) 440-2530

Andrew Walker -Assistant to the Company Secretary +44(0)1260-296226

Name and signature of authorised company official responsible for making this notification:

Simon Wilson- Chief Financial Officer and Company Secretary

Date of notification: 8 December, 2006

END

RTTZGMGZRRDGVZG

Financial Announcements

REG-Surfcontrol PLC Rule 2.10 Announcement

RNS Number:5122N
Surfcontrol PLC
08 December 2006

SURFCONTROL PLC ("SurfControl")

Rule 2.10 Disclosure - UPDATE

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, SurfControl announces that, as at the close of business on 7 December 2006, it had the following securities in issue:

- 28,726,147 ordinary shares of 10 pence each.

The ISIN reference number for these securities is GB0002901790.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers ("the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of SurfControl, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. The requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of SurfControl, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of SurfControl by any offeror or SurfControl, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions.

Name of contact and telephone number for queries:

Simon Wilson Chief Financial Officer, and Company Secretary +1(831) 440-2530

Andrew Walker -Assistant to the Company Secretary +44(0)1260-296226

Name and signature of authorised company official responsible for making this notification:

Simon Wilson- Chief Financial Officer and Company Secretary

Date of notification: 8 December, 2006

END
RTTFGMGZLRKGVZG

Financial Announcements

REG-New Star Asset Management Ltd: Rule 8.3 - SURFCONTROL PLC

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	NEW STAR ASSET MANAGEMENT LIMITED
Company dealt in	SURFCONTROL PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY GBP0.10
Date of dealing	7 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		340,088 (1.08%)
(3) Options and agreements to purchase/sell		
Total		340,088 (1.08%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

CFD	Long	265,506	GBP5.4108

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the price option relates Note 7)	Exercise	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives. Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 8 December 2006

Contact name Bhupinder Kalsi

Telephone number 0207 225 6053

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:5407N
UBS AG (EPT)
08 December 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	07 DECEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
311,880	5.64 GBP	4.71 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
110,165	5.6072 GBP	4.37 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	35,000	5.6072 GBP
CFD	LONG	36,880	5.4108 GBP
CFD	LONG	35,000	5.38975 GBP
CFD	LONG	1,300	5.427415 GBP
CFD	SHORT	35,500	4.6645 GBP
CFD	LONG	200,000	5.4162 GBP

(c) Options transactions in respect of existing securities

File No.: 82-34985

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	08 DECEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDBDDLBGGGLI

Financial Announcements

REG-RAB Capital plc Rule 8.3- (SurfControl plc)

RNS Number:5574N
RAB Capital plc
08 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	RAB Capital plc
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	7th December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	350,000 (1.11%)	
(3) Options and agreements to purchase/sell		
Total	350,000 (1.11%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
e.g. CFD			
CFD	Long	350,000	540.81

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise	Type, e.g. American, European etc.	Expiry	Option money
e.g. call option			price		Date	paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	8th December 2006
Contact name	Rosalind Mash
Telephone number	020 7389 7162
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Not

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
RETAKFKQQBDDBBK

Financial Announcements

REG-Porter Orlin LLC Rule 8.3 - Surf Control plc

LONDON--(Business Wire)--FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Porter Orlin LLC
Company dealt in	Surf Control plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	(Cusip: 010599636)(Isin GB0002901790) Common Stock
Date of dealing	7 December 2006

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,067,861	12.95%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	4,067,861	12.95%	0	0%

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

*T

(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T

3. DEALINGS (Note 4)

(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	150,000	GBP 5.4756
Sale	50,000	GBP 5.4547

*T

(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T

(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T

(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and

any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

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*T

Is a Supplemental Form 8 attached? (Note 9) NO

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Date of disclosure 8 December 2006

Contact name William C. Verdi

Telephone number 212-484-5008

If a connected EFM, name of offeree/offeror with which connected

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If a connected EFM, state nature of connection (Note 10)

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*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Porter Orlin LLC

Names and addresses of the allottees

File No.: 82-34985

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): APOLLO NOMINEES LTD Address: 1 FINSBURY AVENUE LONDON. PARTICIPANT ID: 002 MEMBERSHIP ID: DEP UK Postcode EC2M 2PP	Class of shares allotted: ORDINARY	Number allotted: 833.
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed: Andres Date: 8/12/06

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL plc
RIVERSIDE, MOUNTBATTEN WAY CONGLETON CHESHIRE
CW12 1DY Tel (01260) 296 226

DX number DX exchange